UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 2024

Commission File Number: 001-38230

QUDIAN INC.

Tower A, AVIC Zijin Plaza,

Siming District, Xiamen, Fujian Province 361000,

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

TABLE OF CONTENTS

Exhibit 99.1	Qudian Inc. Reports Second Quarter 2024 Unaudited Financial Results

Exhibit 99.2	Qudian Inc. Announces Change of Auditor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUDIAN INC.

By:	/s/ Min Luo

Name:	Min Luo
Title:	Chairman and Chief Executive Officer

Date: September 6, 2024

3